Exhibit (a)(5)

NEWS RELEASE WESCO International, Inc. / Suite 700, 225 West Station Square Drive / Pittsburgh, PA 15219

WESCO International, Inc. Announces Put Option

Notification for 1.75% Convertible Senior Debentures due 2026

PITTSBURGH, October 17, 2011/PRNewswire/ — WESCO International, Inc. (NYSE: WCC), a leading provider of electrical, industrial, and communications MRO and OEM products, construction materials, and advanced supply chain management and logistics services, today announced that it is notifying holders of its 1.75% Convertible Senior Debentures due 2026 (the “Debentures”) that they have an option to require WESCO to repurchase, on November 15, 2011, all or a portion of their Debentures at par plus any accrued and unpaid interest (the “Option”). The outstanding principal amount of the Debentures is $221,000. Under the terms of the Debentures, WESCO will pay the repurchase price in cash.

Later today, WESCO will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. In addition, WESCO’s company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO), specifying the terms, conditions and procedures for exercising the Option, will be available through The Depository Trust Company and the paying agent, which is The Bank of New York Mellon. Each holder must make an independent decision regarding whether to exercise the Option, and WESCO makes no recommendation in this regard.

The opportunity of holders of Debentures to exercise the Option will commence at 9:00 a.m., New York City time, on October 17, 2011, and will terminate at 12:00 midnight, New York City time, at the end of November 14, 2011. To exercise, a holder must give notice in accordance with the terms of the Option, and a holder may withdraw an exercise notice prior to 12:00 midnight, New York City time, at the end of November 14, 2011.

The address of The Bank of New York Mellon is Corporate Trust Operations, Reorganization Unit, 101 Barclay Street — 7 East, New York, New York 10286, Attention: William Buckley, Phone: 212-815-5788, Fax: 212-298-1915.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Debentures.

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WESCO International, Inc. (NYSE: WCC), a publicly traded Fortune 500 company headquartered in Pittsburgh, Pennsylvania, is a leading provider of electrical, industrial, and communications maintenance, repair and operating (“MRO”) and original equipment manufacturers (“OEM”) products, construction materials, and advanced supply chain management and logistics services. 2010 annual sales were approximately $5.1 billion. The Company employs approximately 7,000 people, maintains relationships with over 17,000 suppliers, and serves over 100,000 customers worldwide. Customers include industrial and commercial businesses, contractors, governmental agencies, institutions, telecommunications providers and utilities. WESCO operates seven fully automated distribution centers and approximately 400 full-service branches in North America and international markets, providing a local presence for customers and a global network to serve multi-location businesses and multi-national corporations.

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The matters discussed herein may contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. Certain of these risks are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as well as the Company’s other reports filed with the Securities and Exchange Commission.

Contact: Richard Heyse, Vice President & Chief Financial Officer

WESCO International, Inc. (412) 454-2392, Fax: (412) 222-7566

http://www.wesco.com